Exhibit 21.1

List of Subsidiaries of Liquidnet Holdings, Inc.

Name	Jurisdiction of Organization
Liquidnet Asia Limited	Hong Kong
Liquidnet Australia Pty Ltd.	Australia
Liquidnet Canada Inc.	Canada
Liquidnet Europe Limited	England and Wales
Liquidnet Japan Inc.	Japan
Liquidnet Japan Partnership	Japan
Liquidnet Netherlands I B.V.	Netherlands
Liquidnet Netherlands II B.V.	Netherlands
Liquidnet, Inc.	Delaware
Liquidnet, LLC	Delaware
Liquidnet II, LLC	Delaware
LN Netherlands I C.V.	Netherlands
LN Netherlands II C.V.	Netherlands